Exhibit 99.1

New Frontier Health Corporation Announces Completion of Going Private Transaction

BEIJING, China – January 26, 2022 – New Frontier Health Corporation (“NFH” or the “Company”) (NYSE: NFH), operator of the premium healthcare services provider United Family Healthcare, today announced the completion of its merger (the “Merger”) with Unicorn II Merger Sub Limited (“Merger Sub”), pursuant to the previously announced agreement and plan of merger, dated as of August 4, 2021 (the “Merger Agreement”), among the Company, Unicorn II Holdings Limited (“HoldCo”), Unicorn II Parent Limited (“Parent”) and Merger Sub. As a result of the Merger, the Company became a wholly owned subsidiary of Parent and will cease to be a publicly traded company.

Pursuant to the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on January 7, 2022, each ordinary share of the Company (each, a “Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) has been cancelled and ceased to exist in exchange for the right to receive US$12.00 per Share in cash without interest, except for (i) Shares held by HoldCo, Parent, Merger Sub, the Company (as treasury shares) or any of their direct or indirect subsidiaries, which have been cancelled and ceased to exist without payment of any consideration or distribution, (ii) certain Shares held by the Rollover Securityholders (as defined in the Merger Agreement), which have been cancelled and ceased to exist in exchange for the right of each such holder or its designated entities to receive a corresponding amount of equity securities of HoldCo, and (iii) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Act of the Cayman Islands (the “Companies Act”), which have been cancelled and ceased to exist in exchange for the right to receive only the payment of fair value of such dissenting Shares determined in accordance with Section 238 of the Companies Act.

In addition, pursuant to the terms of the Merger Agreement and the warrant agreement dated as of June 27, 2018 between the Company and Continental Stock Transfer & Trust Company, as amended by the amendment No. 1 to warrant agreement dated as of January 6, 2022 (the “Warrant Amendment”), each of the Public Warrants, Private Placement Warrants and Forward Purchase Warrants (each as defined in the Merger Agreement and collectively, the “Warrants”) that was issued and outstanding immediately prior to the Effective Time (other than the Warrants held by New Frontier Public Holding Ltd. (“NFPH”)) has been cancelled and ceased to exist in exchange for the right to receive US$2.70 per Warrant in cash without interest. In addition, in respect of each Warrant (other than the Warrants held by NFPH) for which the holder thereof had timely provided consent to the Warrant Amendment and had not revoked such consent prior to the deadline established by the Company for the warrantholders to submit consents, the holder of such Warrant has the right to receive, for each such Warrant, a consent fee of US$0.30 in cash without interest.

Each record holder of Shares or Warrants as of immediately prior to the Effective Time who is entitled to the merger consideration will receive a letter of transmittal specifying how the delivery of the merger consideration will be effected and instructions for surrendering their Shares or Warrants in exchange for the merger consideration. Record holders of Shares or Warrants should wait to receive the letters of transmittal before surrendering their Shares or Warrants. A holder of Shares or Warrants held in “street name” by a broker, bank or other nominee should receive instructions from its broker, bank or other nominee as to how to receive the applicable merger consideration and should address any questions in relation thereto to its broker, bank or other nominee.

The Company also announced today that it has requested that trading of its Shares and Warrants on the New York Stock Exchange (“NYSE”) be suspended as of the close of trading on January 26, 2022 (New York time). The Company has requested that NYSE file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the Shares and Warrants on NYSE and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days following the filing of the Form 25. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

About New Frontier Health Corporation

New Frontier Health Corporation (NYSE: NFH) is the operator of United Family Healthcare (UFH), a leading private healthcare provider offering comprehensive premium healthcare services in China through a network of private hospitals and affiliated ambulatory clinics. UFH currently has nine hospitals in operation or under construction in all four tier 1 cities and selected tier 2 cities. Additional information may be found at www.nfh.com.cn.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future results and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NFH’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. NFH undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Investors
Arthur, Yue Chen
Tel: +86-150-0500-3258
Email: arthur@new-frontier.com

ICR, LLC
William Zima
Tel: +1-203-682-8200
Email: bill.zima@icrinc.com

Media
Wenjing Liu
Tel: +86-10-5927-7342
Email: liu.wenjing@ufh.com.cn

2